Abbey National Treasury Services plc

March 4, 2015

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

USA

Re:	Notice of disclosure filed in Securities Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Abbey National Treasury Services plc has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2014, which was filed with the Securities and Exchange Commission on March 4, 2015. The disclosure can be found under the heading “Other Information for US Investors” in the Annual Report on Form 20-F and is incorporated by reference herein.

Respectfully submitted,

Abbey National Treasury Services plc

By:	/s/ Jacques Ripoll
Name:	Jacques Ripoll
Title:	Chief Executive Officer

Abbey National Treasury Services plc

Registered Office: 2 Triton Square, Regent’s Place, London, NW1 3AN, United Kingdom

Company number: 2338548

Registered in England

Abbey National Treasury Services plc is authorised and regulated by the Financial Services Authority (FSA registration number 146003) and is a member of The London Stock Exchange.